UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Gas Natural SDG, S.A.

B.	This is [check one]

☒	an original filing for the Filer

☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant: Gas Natural SDG, S.A.

Form type: Form CB in connection with a rights offering

File Number (if known):

Filed by: Gas Natural SDG, S.A.

Date Filed (if filed concurrently, so indicate): March 16, 2009 (concurrently with filing of Form CB

D.	The Filer is incorporated or organized under the laws of Spain and has its principal place of business at

Plaça del Gas, No 1

08003 Barcelona,

Spain

+34 93 402 5891

E.	The Filer designates and appoints:

CT Corporation

111 Eighth Avenue,

13th Floor, New York,

NY 10011,

212-894-8940

(“Agent”) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on March 16, 2009 or any purchases or sales of any security in connection therewith.

The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form in connection with the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

Each filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Barcelona, Spain this 16th day of March 2009,

Gas Natural SDG, S.A

By:	/s/ Carlos J. Álvarez
Name:	Carlos J. Álvarez
Title:	Chief Financial Officer
Date:	March 16, 2009

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation

By:	/s/ Melissa Fox
Name:	Melissa Fox
Title:	Senior Manager
Date:	March 16, 2009